UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15045969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC

SEC FILE NUMBER
8-67304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Trade Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MAESE **(212) 468-7722**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Gregory Voetsch, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of G-Trade Services LLC, as of December 31st, 2014, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Voetsch, Chief Executive Officer & President

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public - State of New York
No. 01LO6281638
Qualified in Nassau County
My Comm. Expires May 13, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-Trade Services LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
G-Trade Services LLC

We have audited the accompanying statement of financial condition of G-Trade Services LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Trade Services LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2015

G-Trade Services LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 1,134,625
Deposits with clearing organizations and segregated cash	40,226,492
Receivables from brokers, dealers, and clearing organizations	50,989,821
Receivables from customers, net of allowance of $19,152	64,748,715
Fixed assets, net of accumulated depreciation and amortization of $5,431,782	5,046,179
Other assets	944,561
Total assets	163,090,393
Liabilities and member's equity	
Liabilities:	
Due to banks	33,498
Payables to brokers, dealers, and clearing organizations	74,418,348
Payables to customers	35,816,278
Due to affiliates	13,797,315
Accrued compensation and other liabilities	5,402,165
Total liabilities	129,467,604
Member's equity	33,622,789
Total liabilities and member's equity	$ 163,090,393

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

G-Trade Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a self-clearing institutional agency-focused brokerage that specializes in execution and clearance services in over one hundred market centers worldwide for listed equity securities. The Company's institutional clients include banks, investment managers, hedge funds, pension plan sponsors and broker-dealers. The Company's customer and correspondent clearance activities involve the execution and settlement of various counterparty securities transactions. These activities are generally transacted on a delivery versus payment basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization.

The Company is a wholly owned subsidiary of Convergex Group, LLC ("Group"). Convergex Holdings, LLC ("Holdings") owns 99 percent of the membership interests in Group, while GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, owns the remaining membership interests in Group (together Holdings and Group to be referred to as "Convergex"). Holdings is owned by GTCR, the Bank of New York Mellon Corporation ("BNY Mellon"), management, and current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments typically include demand deposits.

2. Significant Accounting Policies (continued)

Deposits With Clearing Organizations and Segregated Cash

Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed to clearing organizations are collateralized by certain of the Company's cash and securities balances (see note 4 for further detail).

Securities Transactions

Receivables from brokers, dealers, and clearing organizations typically include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as a fail to receive or non-standard settlements requested by a customer. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate.

Receivables from customers consist of customer fails to deliver and commissions receivable from customers, net of allowance for doubtful accounts. Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables.

Payables to brokers, dealers, and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on unsettled trades, rebates payable to brokers, dealers, and clearing organizations, and other payables including clearing deposits held on behalf of correspondent clearing customers.

Payables to customers consist of customer fails to receive.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents, deposits with clearing organizations and segregated cash, and cash with clearing organizations included in receivable from brokers, dealers, and clearing organizations on the statement of financial condition (see note 5 for further detail) approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily repricing mechanisms for these instruments.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives, which range between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the estimated useful life of the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use (ASC 350-40 Internal Use Software). Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software which is generally five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Other Assets

Other assets primarily consist of prepaid expenses, receivable from related parties and other miscellaneous receivables.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued employee incentives, other employee benefit expenses, accrued expenses, accounts payable, and other miscellaneous liabilities.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state, and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax or benefit, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

Derivatives

The Company utilizes foreign exchange forward contracts, from time to time, to reduce its exposure to adverse fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services. Realized gains and losses on these contracts are recorded on trade date basis. As of December 31, 2014, the fair value of outstanding foreign exchange forward contracts entered into with third parties was not material. The notional value of foreign exchange forward contracts was $2,861,681 at December 31, 2014.

Foreign Currency Gains and Losses

The Company uses the U.S. dollar as its functional currency. Monetary assets and liabilities denominated in foreign currencies are re-measured into U.S. dollars at exchange rates prevailing at the statement of financial condition date. Income and expense accounts are re-measured using an average rate of exchange during each monthly accounting period.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC 820 Fair Value Measurement defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2014, the Company owned financial instruments consisting of cash and cash equivalents which approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

4. Deposits With Clearing Organizations and Segregated Cash

The Company and Group agreed to deposit a total of $55,366,042 in deposit accounts with clearing agents that could be used as collateral to offset losses incurred by the clearing agents, on behalf of the Company's activities, if such losses occur. The Company's portion of these deposits is $38,709,485, which is comprised of cash and which is classified as deposits with clearing organizations and segregated cash in the statement of financial condition. Separately,

4. Deposits With Clearing Organizations and Segregated Cash (continued)

Group maintains a balance with a clearing agent that may fluctuate during the year and was $15,139,550 at December 31, 2014. Group charges the Company a facilitation fee relating to this deposit; the average annualized rate at December 31, 2014 was 3.9%.

The Company maintains a segregated bank account when holding customer funds for corporate actions that are not immediately distributed and a segregated bank account to maintain deposits with correspondent clearing organizations. The balances at December 31, 2014 were $500,007 and $1,017,000, respectively, and are included in deposits with clearing organizations and segregated cash in the statement of financial condition.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

At December 31, 2014, amounts receivable from and payable to brokers, dealers, and clearing organizations include:

Receivables:	
Securities failed to deliver	$ 45,028,108
Broker-dealers	692,726
Clearing organizations	5,268,987
Total receivables	$ 50,989,821
Payables:	
Securities failed to receive	$ 53,723,465
Rebates payable to brokers, dealers, and clearing organizations	2,470,795
Brokers, dealers, and clearing organizations	17,206,988
Other	1,017,100
Total payables	$ 74,418,348

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2014, without any adverse financial effect.

6. Fixed Assets

At December 31, 2014, fixed assets were comprised of:

	At December 31, 2014		
	Acquisition Value	Accumulated Depreciation	Net Book Value
Internally developed software	$ 6,917,389	$ (3,174,124)	$ 3,743,265
Computer hardware	2,495,059	(1,576,008)	919,051
Software	781,672	(503,423)	278,249
Furniture and fixtures	120,917	(52,702)	68,215
Other	162,924	(125,525)	37,399
Total	$ 10,477,961	$ (5,431,782)	$ 5,046,179

The Company capitalized $621,399 of internally developed software costs in 2014. In addition, the Company purchased $449,424 of internally developed software from Group for development work Group employees performed on behalf of the Company. The Company removed fully depreciated fixed assets totaling $729,155 during the year.

As of December 31, 2014, there were no assets under capital lease agreements.

7. Related-Party Transactions

The Company provides clearing and execution services of non-U.S. electronic trades to Convergex Execution Solutions LLC ("CES") and Convergex Ltd. ("CL"), both of which are wholly owned subsidiaries of Group. The Company remits a portion of the commissions to CES for trades that CES has introduced and earns a mark-up on the execution and settlement costs related to trades introduced by CL.

The Company provides and receives certain management, administrative and technical services to and from Group, CES and other affiliates.

During 2013, Group issued an unsecured promissory note to the Company whereby the Company could borrow up to $200,000,000 (subject to availability) repayable on an on-demand basis. Interest on each advance shall be at a rate agreed between the parties from time to time. At December 31, 2014, $8,730,000 was borrowed and included within due to affiliates on the statement of financial condition. The average annual interest rate was 3.9% for 2014.

7. Related-Party Transactions (continued)

The Company utilizes commission management tools and payment processing services from Westminster Research Associates LLC ("WRA"), a wholly owned subsidiary of Group. The Company pays a referral fee for each trade executed and remits fees to WRA as part of the agreement.

The Company had a clearing agreement with Pershing Securities LLC ("Pershing"), an indirect wholly owned subsidiary of BNY Mellon, pursuant to which Pershing performs clearing services for certain transactions for the Company. The agreement was terminated as of January 14, 2014.

The Company utilizes BNY Mellon to process certain ADR transactions in which the Company collects a fee from the customer and is charged a corresponding transactional expense.

The Company and several related-party entities under common control were party to an agreement with CES that permitted CES to allocate a portion of its New York City lease commitment based on the portion that each entity is permitted to use and occupy as determined by CES. On December 30, 2014, the lease agreement was amended to name Group as tenant and extend the expiration date through June 2019.

7. Related-Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

As of December 31, 2014	CES	CL	WRA	BNY Mellon and Subsidiaries	Group	Other Affiliates	Total
Assets							
Other assets	$ -	$ -	$ -	$ -	$ -	$ 420,484	$ 420,484
Receivables from brokers, dealers and clearing organizations	-	-	-	415	-	-	415
Total assets	$ -	$ -	$ -	$ 415	$ -	$ 420,484	$ 420,899
Liabilities							
Due to affiliates	$ (905,267)	$ -	$ (37,235)	$ -	$ (12,666,102)	$ (188,711)	$ (13,797,315)
Total liabilities	$ (905,267)	$ -	$ (37,235)	$ -	$ (12,666,102)	$ (188,711)	$ (13,797,315)

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $25,575,756 and its excess net capital was $25,325,756. The Company settles its broker and customer transactions through various settlement agents and accordingly, is exempt from SEC Rule 15c3-3 under provision (k)(2)(i) of the Rule.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

9. Commitments and Contingencies

In December 2013, the Company and several other Convergex entities were named in a lawsuit filed in the United States District Court for the Southern District of New York. The lawsuit is a purported class action brought on behalf of all participants, beneficiaries and named fiduciaries of ERISA plans affected by net trading by Convergex Global Markets in Bermuda from 2006 to 2011. The lawsuit alleges breach of fiduciary duty and prohibited transactions under ERISA. The Company believes that it has numerous defenses to these claims, and the defendants filed a motion to dismiss the complaint in March 2014. Thereafter, an amended complaint was filed in April 2014, with an additional named plaintiff but setting forth the same essential facts and causes of action as in the original complaint. The defendants filed a motion to dismiss and for summary judgment on June 9, 2014. The parties have agreed to a stipulation providing for certain limited discovery to be completed by late March 2015, as well as a schedule to complete the briefing of defendants' motions. The Company does not believe that this matter presents a probable and reasonably estimable loss contingency at this time.

The Company believes that no actions, other than the matter described above, depart from the customary litigation or regulatory inquiries incidental to its business. On the basis of the Company's current knowledge and understanding, the Company does not believe that judgments or settlements, if any, arising from any other matter, either individually or in the aggregate, will have a material effect on the Company.

10. Deferred Compensation

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including

10. Deferred Compensation (continued)

the year for which the award was granted, and awards are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the amounts due to employees upon vesting, Group may purchase investments similar to the elected options.

The plan had no material effect on the Company's financial position in 2014. Based on performance of the employees' elections to date, the Company plans to make payments related to these deferred bonus programs of $710,481 in 2015, $792,218 in 2016 and $450,730 in 2017, respectively.

11. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of Convergex. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. For the year ended December 31, 2014, the Company did not make a contribution to the retirement savings plan.

12. Off-Balance Sheet Risks

Counterparty Activities and Credit Risk

The Company's customer and correspondent clearance activities involve the execution and settlement of various counterparty securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contractual obligations. These activities are generally transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. The Company is not subject to daily margin calls from regulatory bodies and feels it has enough in deposits at its network of clearing agent banks to mitigate the possibility of encountering liquidity risk. In certain "give-up" markets the Company uses local country brokers to both execute and clear trades.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The

12. Off-Balance Sheet Risks (continued)

Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' and counterparty brokers' financial condition and credit ratings. The Company's credit exposure arising in connection with its executing, settling, and financing security transactions versus its executing brokers is mitigated by the nature of the counterparties in question and the Company's policy of generally requiring receipt of payment upon delivery of securities. In limited circumstances, the Company will settle trades "free-of-payment" where securities and cash are transferred as separate transactions.

In the normal course of business, the Company obtains securities under securities borrowed and resale agreements on terms which permit it to repledge or resell the securities to others.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

One customer accounted for, in aggregate, 14% of revenue for the year ended December 31, 2014.

Clearing Agent Guarantees

The Company uses third party clearing agents to clear and settle trades. Pursuant to the terms of its clearing agreements with these clearing agents, the Company is required to reimburse the clearing agents for any losses incurred resulting from a counterparty failing to satisfy its contractual obligation. The Company seeks to mitigate this risk by assigning and enforcing counterparty credit limits, performing customer credit evaluations, and monitoring trading activity. At December 31, 2014, there were no amounts to be indemnified to these clearing agents pursuant to these agreements.

13. Subsequent Events

There are no capital withdrawals anticipated within the next six months other than normal monthly distributions to Group based on estimated monthly profits. Group made a capital contribution of $3 million to the Company on January 23, 2015. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.